DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

April 9, 2010

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. H. Roger Schwall, Assistant Director

Re:          Gammon Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008,
As amended
Filed August 12, 2009
Response Letter Dated January 15, 2010
File No. 1-31739

Dear Sirs and Mesdames:

On behalf of our client, Gammon Gold Inc. (the “Company” or “Gammon”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated March 8, 2010 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2008, As Amended

Exhibit 99.3

Restated Consolidated Financial Statements

Note 5.  Change in Estimate

1.
We have considered your responses to prior comments from our letters dated August 31, 2009 and December 10, 2009 concerning your position that inclusion of measured, indicated and inferred resources in your depletion base is appropriate under Canadian GAAP and represents a change in estimate rather than a change in accounting principle.  So that we may further evaluate your accounting methodology, please response to the following additional items:

April 9, 2010

•
Provide a reconciliation of your actual quarterly results as compared to your planned production for your past two fiscal years.  This reconciliation is defined by the fixed volume of your mining activity by period and comparing your actual production results to the predicted results tabulated from your geological model.  We suggest that you present this information in a table and include a narrative adjacent to the table explaining the reasons you believe that account for any material variations.

•
Explain in sufficient detail how you adjust your depletion base once you produce gold and/or silver ounces that were previously classified as inferred resources and included in the depletion base at 25% for your Ocampo Mine and 50% for your El Cubo Mine for depreciation purposes.

As the Company discussed with members of the Staff on a conference call held on March 17, 2010, the Company does not prepare reconciliations of actual to planned production by mineral classification on a quarterly or annual basis.  However, the following table illustrates the quantities of mineralized ore material that were mined throughout Gammon’s operations in 2008 and 2009.  The data has been tabulated to illustrate what portion of production was extracted from proven and probable inventories versus that portion of production that was extracted from outside of proven and probable inventories.

*Summarized at a gold-to-silver ratio of 55:1

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Ocampo Open Pits: The high percentage of reserve extraction at the Ocampo open pits reflects the fact that the past years’ mining activity has been predominantly focused within the proven and probable reserve inventory.

April 9, 2010

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Resource extraction has largely been attributable to measured and indicated resources, which are contained within the reserve pit shell, and were deemed economic on prevailing spot metal prices and subsequently extracted as mining progressed through the planned proven and probable reserve areas.

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To date there has been limited extraction of inferred resources. As defined, inferred material is typically located on the fringes of past drilling and as such, has been concentrated near the bottom of ultimate life-of-mine reserve pit shell. The minimal level of inferred resource material at surface is due to the tighter drill spacing closer to surface. To secure a higher degree of certainty for short term planning, the 2008 drilling program and resulting December 31, 2008 reserve focused on decreasing the drill spacing for the coming three years of mill feed, which with a seven year pit life was in the higher horizons of the open pit. Deeper drilling data points are less dense and accordingly, mineralization identified at these depths may be at a lower confidence level and will have a higher percentage identified as inferred material until follow-on infill drilling programs, required to solidify shorter term production, are carried out.

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Ocampo Underground: The Ocampo underground reserve base currently consists of 21 veins, whereas three years ago the declared reserve base consisted of only 6 veins. A number of factors contribute to the timing of the potential conversion of inferred material to proven and probable:

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The lag time between resource infill drilling and reserve finalization and reporting often exceeds the time from development decision to actual stoping and production. This sometimes gives the effect that some quantities of material mined underground never make it out of resource status and go directly into production prior to year end reporting.

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The Ocampo underground is situated below very steep topographical terrain thus limiting the amount of economically viable surface drilling that can be undertaken to convert inferred material to proven/measured and probable/indicated. In order to convert such material to reserves, underground drilling platforms are usually required. It is often not feasible to develop the drifting for these underground drilling platforms solely justified on exploration, and their development often follows in tandem with drifting for the stoping of other adjacent proven and probable reserves. Thus the conversion from inferred to proven and probable, via additional drilling, is often purely a matter of timing, in addition to the normal geologic uncertainties to be expected.

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El Cubo Underground: Due to the high level of reserve definition undertaken solely via underground development (with a maximum sample spacing for probable and indicated limited to only 40 metres), and high orebody mineralization continuity, a significantly large portion of El Cubo’s production is from outside the presently defined proven and probable inventory. This trend has occurred year-over-year and bodes well for excellent resource to reserve conversion in years to come. This was a

April 9, 2010

key justification for Gammon increasing its board approved 2010 exploration budget to approximately US$10 million to increase the quantity of proven and probable reserve inventory at El Cubo.

With respect to how the Company adjusts its depletion base after inferred material is produced, at the end of each fiscal year, the Company updates its reserves and resources in accordance with Canadian National Instrument 43-101.  At this time, consistent with the Company’s accounting policy of accounting for changes in the estimated useful lives of its mining interests prospectively from the date of change, the Company revises its depletion base for this new information.  Also at this time, the Company re-evaluates the appropriateness of the conversion assumptions used for measured and indicated and inferred resources at both mine sites, revises these assumptions if necessary, and then applies these conversion assumptions to the updated reserves and resources to determine the new depletion base.

Response Letter Dated September 30, 2009

2.
Please provide additional information to support your belief that you have a reasonable basis for assuming 100% conversion of your indicated resources at the Ocampo Mine and the El Cubo Mine.  In this regard, we note paragraph .20 of CICA Handbook Section 3061 states that “As the estimate of the life of an item of property, plant and equipment is extended into the future, it becomes increasingly difficult to identify a reasonable basis for estimating the life.” Based on this guidance, please explain how your statement on page five that “Due to the Company’s expectation of a higher long term metal price environment, all Measured and Indicated resources outside the “Reserve Pit” but  within the “Resource Pit” should be utilized for depletion purposes;” is a reasonable basis for your 100% conversion assumption.

The Company notes that based on a review of Section 3061 of the CICA Handbook, it appears that the guidance quoted above is contained in paragraph .32 of that section as follows:

“Factors to be considered in estimating the life and useful life of an item of property, plant and equipment include expected future usage, effects of technological or commercial obsolescence, expected wear and tear from use or the passage of time, the maintenance program, results of studies made regarding the industry, studies of similar items retired, and the condition of existing comparable items. As the estimate of the life of an item of property, plant and equipment is extended into the future, it becomes increasingly difficult to identify a reasonable basis for estimating the life.”

The following factors support the Company’s 100% conversion assumption for measured and indicated resources:

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The classification of measured and indicated resource material is simply a function of economics at the time the reserve and resource calculation was performed. The definition of measured and indicated resource material is (1) material contained

April 9, 2010

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within the ultimate resource life-of-mine pit (optimized at higher metal prices) that is above reserve cut-off grade but remains outside of the ultimate life-of-mine proven and probable reserve pit or, (2) material within the life-of-mine proven and probable reserve pit that did not meet the proven and probable reserve economic cut-off grade. Measured and indicated material is by definition of the same geological certainty as proven and probable material and requires only improved economics to make it into reserves. This typically results from an increase in metal prices and/or a drop in the annual cut-off grade determination to thereby increase the overall size of the life-of-mine pit shell that ultimately dictates what will be included in the life-of-mine proven and probable pit shell.

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As can be seen in the table below, primarily due to metal price increases in the past three years, cut-off grades have reduced at both operations. Both mines have excess processing capacities and as a result, the operations run at an operating cut-off grade that reflects the current metal price environment rather than a 3-year backward looking metal price (a resultant price that is materially lower than the resource metal price used to determine resources). This results in the extraction and processing of both measured and indicated resources during any fiscal year, as and when encountered.

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Measured and indicated material falling within the reserve pit shell has a high likelihood of being extracted for production given the proven and probable economic cut-off grade is based on three year trailing metal prices whereas daily business planning is based on higher prevailing spot metal prices. The December 31, 2008

April 9, 2010

reserve pit was based on a gold price of $720 per ounce whereas the average realized selling price during the 2009 production year was $977 per ounce.

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In addition, measured and indicated material that is outside the current proven and probable reserve pit has an increased likelihood of falling within the following year’s iteration of the proven and probable reserve pit shell as the three year trailing metal price will be higher again, likely resulting in an expansion in the life-of-mine proven and probable reserve pit shell. Even if prices in the present year were to decrease, the Company would still see an increase in the 3-year trailing price as the lower prices from three years ago fall outside the three year calculation. Put differently, gold prices would have to trade on average below $872 per ounce in 2010 to not see an increase in the 3-year gold price. Year to date in 2010 (April 1, 2010) gold is averaging $1,107 per ounce.

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For example, December 31st, 2009’s proven and probable pit shell was essentially December 31st, 2008’s resource pit. The Ocampo operation saw 17.5 million tonnes of what was previously measured and indicated material now being included in this year’s reserve pit and classified as proven and probable. In effect, the Company has seen over 60% of last year’s measured and indicated material now being contained within the current proven and probable pit shell.

3.
We also note from your response on page six that the “Company believes that it is not unreasonable, and is in fact conservative, to assume 25% of the Inferred resources will be converted to reserves due to 1) the fact that the historical conversion of the past 4 years has been considerably high, 2) the low sulfidation deposits in Mexico have a history of being quite prolific, and 3) it is current practice that all low grade exploration development is sent for processing (these tonnages are outside of reserves) and account for up to 10% of the out of reserve production at any time.”  In light of these facts, please explain in greater detail why you believe you have a reasonable basis, as contemplated by paragraph .20 of the CICA Handbook Section 3061, to include inferred resources in your determination of the period over which income will be earned of the “useful life” of the mine, and tell us how you considered the discussion of the uncertainties related to inferred mineral resources in the Appendix to Companion policy 43-101CP in determining that your inferred resources should be included in determining the “useful life” of the mine.

As noted in the response to comment 2, the Company believes that the correct reference to the CICA Handbook is paragraph .32 of Section 3061, and the following response is based on that assumption.

The Company believes that it has a reasonable basis for including a portion of inferred resources in the determination of the useful life of the mine, and that the uncertainties inherent in inferred resources have been considered, noting the following:

April 9, 2010

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Inferred mineralization is a key consideration in the Company’s business planning in determining how best to optimize the value and mine life of our mining properties. Gammon’s business planning decisions (e.g. mine plans, investment opportunities, etc.) are not based solely on proven and probable reserves only but rather, all of the Company’s business decisions are based on proven and probable reserves and the Company’s estimated convertibility of measured, indicated and inferred resources.

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For example, when the Company’s operations are assessing a development investment decision such as electing to develop a new ramp, ventilation drive, decline extension, etc., the Company needs to use its best estimate and determination of future mineralization potential to truly rationalize such investments in the interests of maximizing net asset value. The Company’s operations will never know exactly what the contained metal inventory is, but the Company must take a position as to what the likely best recoverable inventory is to truly support such investments and the ultimate life-of-mine net asset value. In making such determinations, the Company includes proven and probable reserves in addition to applying conversion assumptions on any applicable resource inventory. In rationalizing such capital expenditure investments, measured and indicated resources and inferred resources are always considered when assessing the life-of-mine economic benefits.

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A recent real business case at Ocampo is the board-approved investment plan to develop and sink a main access ramp into the Santa Eduviges underground deposit. This mineralized material is not presently recognized as proven and probable reserves in the National Instrument 43-101 declared reserves, but there is a high expectation based on drilling to date that this project will be a viable deposit and a second underground mining operation at Ocampo for the next three years, with ore extraction already targeted in the second half of 2010. This represents a real investment decision that was not based on proven and probable reserves but rather a consideration of likely mineralized metal content that can be expected to be proven up in the short term and ultimately extracted, and that is in the best interests of maximizing net asset value and best optimizing the future mine life.

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Another example is in the North East Underground Mining Operation. The Company’s operations are developing a drift to the San Amado area at Ocampo that currently has below average confirmation drilling (i.e. low density drilling) but based on the promising results to date and geological analysis, is showing high promise and is likely to be a prosperous new mining zone for future production. In developing this San Amado access drift, the Company is intentionally ensuring that the access drift’s design specifications are sufficient to support production activities (i.e. equipment size, ventilation, etc.). Effectively, the Company is incurring development costs over and above those required solely for an exploration drift, so that the drift can be used for production haulage when San Amado is brought into production. Again, this is an investment decision that was not based on proven and probable reserves but rather a consideration of likely mineralized metal content that can be

April 9, 2010

-	expected to be proven up in the short term and ultimately extracted, and that is in the best interests of maximizing net asset value and best optimizing the future mine life.

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With regards to our annual resource to reserve convertibility assumptions, the only difference between indicated resources and inferred resources is drill spacing. Our El Cubo operation is a good example for discussion in that inferred resources at El Cubo are usually defined as being 40 to 175 metres from sampling. It is a given that it is more likely that mineralized material that is closer to sampling will be mined for production versus material that is further away, such as inferred mineralization. This lower level of uncertainty was a key determinant in our application of a lower resource to reserve conversion estimate.

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Noting that indicated material at El Cubo is typically 10 to 40 metres from sampling, this lower inferred resource conversion assumption applies equally regardless of whether the mineralization in question is 41 metres away from sampling or 175 metres away from sampling. In determining the best estimate of future mine life potential, the Company could not totally dismiss such inferred mineralization when the Company is comfortable including measured and indicated material at a 100% conversion rate.

Under Section 3061 of the CICA Handbook, the Company is required to determine the useful lives of its mines and when using the units-of-production method, this generally means the number of production or similar units expected to be obtained from the asset by the enterprise.  Based on the Company’s experience at the two mine sites and the Company’s management’s judgment, the useful lives of its mines is better represented by including a portion of inferred resources in the units expected to be produced.  The lower conversion assumptions used for this mineral classification are intended to account for the fact that a portion of the inferred resources will be mined further into the future, and are therefore less certain.   The Company believes that by excluding a portion of the inferred resources from the units to be produced, the guidance in paragraph .32 has been considered.

Response Letter Dated January 15, 2010

4.
We note from your response to prior comment number three that you do not include estimated development and restoration costs associated with accessing measured, indicated and inferred resources in your depreciable cost basis.  Please tell us if you anticipate any material development costs associated with accessing these resources in the future.

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There will be a need for future development costs to access both future proven and probable reserves and measured, indicated and inferred resources. The development expenditures required to gain access to proven and probable reserves are material and far more significant than the incremental development costs required to gain access to measured, indicated and inferred resources. The incremental development required for directly accessing measured, indicated and inferred resources is far less significant

April 9, 2010

given that the majority of the mine’s future development is necessary to establish access to already defined proven and probable reserve inventory.

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The incremental development cost for measured and indicated material is insignificant as it is frequently mined as the mine develops laterally and vertically within the proven and probable reserve horizons. That is, such material is located within the reserve zone and was not classified as proven and probable reserves (due to lower cut-off grade defined by the three year trailing metal prices) and more often than not, has to be mined as the operation progresses through the proven and probable mineralization zones. In both the Company’s underground and open pit operations, the mine’s long term economic design is solely optimized on proven and probable material so any underground or open pit development is predominantly paid for by such proven and probable material. When the operation encounters measured and indicated material within the mine plan, the extraction decision is made based on the cut-off grade calculations at that time, referencing underlying spot metal prices and the capacity to process and/or stockpile the ore.

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Insignificant development requirements are also applicable to any open pit inferred resources that are located within the life-of-mine open pit reserve shell, as again this pit shell has been economically designed on proven and probable material only. Inferred resources that lie outside the reserve pit shell are increasingly being incorporated into the subsequent year’s pit shell (which more often than not was the prior year’s resource pit shell) as the reserve pit shell is increasingly expanding with cut-off grade reductions (rising metal prices). For example, this year’s reserve pit shell was essentially last year’s resource pit shell whereby Gammon saw 17.5 million tonnes of measured and indicated material upgraded into proven and probable categories.

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Inferred underground mineralization is often on the periphery of the mine’s proven and probable design such that there will always be an incremental requirement for lateral and/or vertical development but certainly not a step change in the mine’s operation. This is particularly the case at El Cubo where there is often a large quantity of inferred mineralization within direct proximity of the Company’s reserve blocks/veins and occurs because of limited drilling and the distance from sample thresholds that are utilized in the mine’s proven and probable reserve calculations. This inferred material falls outside of the planned short range mine plan and is mined as encountered, because if it is not mined when encountered it may be permanently sterilized for future mining due to the nature of the mining method.

5.
Notwithstanding your response to the preceding comment, if you were to perform an impairment analysis pursuant to CICA Handbook Section 3063 and EIC 152 on your mining interests, please tell us what future amounts of future exploration and development costs you would expect to incur to be able to extract the measured, indicated and inferred resources.

April 9, 2010

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At a minimum, internally, the Company performs an annual impairment analysis on its mining properties whereby each mine’s cash flows incorporate development costs for proven and probable material and any incremental development costs for assumed conversion of measured, indicated and inferred resource material.

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Ocampo’s most recent life-of-mine plan envisages an eight year mine life and incorporates approximately US$20 million for incremental development over that mine life period for access to modeled production from mineralized resource areas.

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El Cubo’s most recent life-of-mine plan envisages a ten year mine life and incorporates approximately US$17 million for incremental development over that mine life period for access to modeled production from mineralized resource areas.

*           *           *

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	Gammon is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Gammon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:           Scott Perry
Gammon Gold Inc.

April 9, 2010

Cautionary Note

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘plan’’, ‘‘estimate’’, ‘‘will’’, and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding estimates and assumptions in respect of gold and silver production and prices, mineral reserves and mineral resources and anticipated grades, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.